FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending April 2012

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors and Persons Discharging Managerial Responsibility

The Deferred Annual Bonus Plan - Post-Tax Awards

The Deferred Annual Bonus Plan (DABP) was approved by shareholders on 20 May 2009, and allows a performance related opportunity to be provided in the form of conditional awards to be made to eligible employees.  All Executive Directors and Corporate Executive Team (CET) members are eligible to participate in the DABP, which is a voluntary programme.

Up to 50% of any bonus earned by a participant may be deferred into shares for three years on a pre-tax basis (Deferred Bonus Award) and/or post-tax (Co-Investment Shares) basis.  The Company will match Ordinary Shares or American Depositary Shares (ADSs) up to one-for-one depending on the achievement of the performance measures, as set out below (Matching Award).

The vesting of the Matching Award is subject to the following four equally weighted performance measures (Performance Measures) which directly link to the company's strategy:

Key strategic priorities	Performance Measure	% of each award
Deliver value to shareholders	Total Shareholder Return (TSR)	25
Simplify the operating model	Adjusted free cash flow	25
Deliver more products of value	Research & Development (R&D) new product	25
Grow a diversified global business	Business diversification	25

The performance period for the awards is three years from 1 January 2012 to 31 December 2014.

TSR performance measure
25% of each conditional award is based on relative TSR.  This measure compares the TSR of the Company's Ordinary Shares over the performance period with the TSR of the shares of ten (10) other global pharmaceutical companies (i.e. a comparator group of 11 companies including the Company). This element of the award will not vest if the Company delivers returns which rank below the median of this group.  At median position, 30% of the award will vest. Vesting is then staggered between median and upper quartile, at which level 100% vests.

The companies in the TSR comparator group are Abbott Laboratories, AstraZeneca, Bristol-Myers Squibb, Eli Lilly, Johnson & Johnson, Merck, Novartis, Pfizer, Roche Holdings, Sanofi and GlaxoSmithKline.

Adjusted free cash flow performance measure
25% of each conditional award is based on adjusted free cash flow. The adjusted free cash flow performance threshold for these awards is £17.30 billion, where vesting for this element of each award will be at 25%, at £17.84 billion 50% will vest, at £19.62 billion 75% will vest, and there will be maximum vesting for this element of the award at £20.52 billion. Below £17.30 billion, none of this element will vest.

R&D new product performance measure
25% of each conditional award is based on R&D new product performance.  Due to commercial sensitivity, the Remuneration Committee has decided that the R&D new product performance target cannot be published at the time of grant.  The target and vesting outcome will be disclosed in full at the end of the performance period.

25% of this element will vest if the performance threshold level is attained, rising to 100% for stretching performance exceeding 122% of the set threshold.  Below the set threshold, none of this element will vest.

Business diversification performance measure
25% of each conditional award is based on the business diversification performance measure.  Due to commercial sensitivity, the Remuneration Committee has decided that the business diversification performance target cannot be published at the time of grant.  The target and vesting outcome will be disclosed in full at the end of the performance period.

25% of this element will vest if the performance threshold level is attained, rising to 100% for stretching performance exceeding 114% of the set threshold.  Below the set threshold, none of this element will vest.

To the extent that each element of a conditional award does not vest at the end of the three-year performance period, it will lapse.

The Matching Award for the Co-Investment Shares has been granted as a conditional award over Ordinary Shares for a post-tax participant. As noted above, the percentage of Matching Awards over Ordinary Shares and ADSs ultimately vesting will be dependent on performance.

Dividends accrue on the deferred Co-Investment Shares during the performance period. Dividends also accrue on the Ordinary Shares and ADSs the subject of the Matching Awards during the performance period, but only vest to the extent that the Matching Awards vest at the end of the relevant performance period. These dividends are not included in the figures below.

On 12 March 2012 the Company announced the awards made to the individuals who had elected to participate in the DABP in respect of their 2011 bonus on a gross or pre-tax basis, and stated that DABP post-tax awards would be the subject of a separate announcement following the award date. The following individual has elected to participate in the DABP in respect of his 2011 bonus on a post-tax basis:

Number of Ordinary Shares underlying the Co-Investment Shares

Mr M Dunoyer	2,974

	Number of Ordinary Shares potentially vesting in respect of the element of the Matching Award subject to the TSR performance measure

	Less than median	Equal to median position	Maximum
Mr M Dunoyer	Nil	222	743

Number of Ordinary Shares potentially vesting in respect of the other three elements of the Matching Award subject to the adjusted free cash flow, R&D new product and business diversification performance measures

	Below threshold	At threshold	Maximum
Mr M Dunoyer	nil	557	2,231

The Co-Investment Shares will cease to be Co-Investment Shares on the vesting date. The vesting date for the Matching Award will be the later of the date, following the end of the three year performance period, on which the Remuneration Committee determines the extent to which the performance conditions have been satisfied, or the third anniversary of the Award Date or such date as determined by the Remuneration Committee.

The above award was approved by the Remuneration Committee on 9 March 2012.  The Co-Investment Shares were acquired, in accordance with the 2009 Deferred Annual Bonus Plan rules, at an Ordinary Share price of £14.025 on 30 March 2012.

The Company and Person Discharging Managerial Responsibility were advised of this transaction on 30 March 2012.

This notification is made in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Company Secretary

2 April 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: April 02, 2012

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc